PRESS RELEASE
FOR IMMEDIATE RELEASE                                                    HAE:TSX
--------------------------------------------------------------------------------

                     Haemacure Posts Sales of $15.6 Million
                        for the First Nine Months of 2002

Montreal, September 25, 2002 - For the first nine months of fiscal 2002, ended July 31, 2002, Haemacure Corporation (TSX:HAE) posted sales of $15.57 million, a 14% increase over sales of $13.66 million for the same period last year. As a result of the agreement entered into with ZLB Bioplasma AG, providing Haemacure with income of $12.71 million in the second quarter of 2002, the Corporation posted a net profit of $5.81 million, or $0.20 per share, for the first nine months, whereas it suffered a net loss of $6.83 million, or $0.28 per share, for the same period last year.

The gross margin for the first nine months increased to 59.0% from 54.9% for the same period last year, due to a lower cost of products sold since September 2001. Sales and marketing expenses for the first nine months increased at the same rate as sales, reaching $7.71 million, whereas they amounted to $6.69 million for the same period last year. General and administrative expenses were up by only 6.9%, going from $4.06 million last year to $4.35 million. Operating expenses totaled $16.02 million, a 12.1% increase over the $14.29 million recorded last year.
For the third quarter ended July 31, 2002, Haemacure posted sales of $5.34 million, a 9% increase over sales of $4.90 million for the same period last year. On this subject, Marc Paquin, President and Chief Executive Officer of Haemacure, said "Our sales continue to grow despite an unfavourable economic situation in the United States and its effect on the number of surgical procedures."

Sales and marketing expenses for the quarter totalled $2.74 million, versus $2.19 million for the same quarter last year. This increase is attributable to significant marketing activities targeted at a large number of hospitals, the benefits thereof we expect to see in the next quarter, and participation in a higher number of medical conventions. Other expenses, including those associated with regulatory matters and exchange rate fluctuations, brought total operating expenses to $5.58 million compared with $4.56 million for the same quarter last year. Consequently, the Corporation incurred a net loss of $2.61 million, or $0.09 per share, for the third quarter, compared to a net loss of $1.68 million, or $0.07 per share, for the same quarter last year.
                                                                           .../2

Financial condition
As of July 31, 2002, current assets amounted to $15.49 million versus $7.80 million on the same date last year, an increase mainly due to the settlement with ZLB Bioplasma AG during the second quarter of 2002. Consequently, the working capital ratio greatly improved, going from 0.98 as of October 31, 2001 to 1.53 at the end of the third quarter. Moreover, as of July 31, 2002, $3.92 million out of $4.4 million available under a maximum $9.5 million line of credit was used for funding operations. Shareholders' equity went from $13.34 million, or $0.47 per share, as of October 31, 2001, to $19.19 million, or $0.68 per share, as of July 31, 2002. The number of outstanding shares as of July 31, 2002 was 28,400,917.

HAEMACURE WILL HOLD A CONFERENCE CALL ON WEDNESDAY, SEPTEMBER 25, 2002, AT 16:00 P.M. THOSE WISHING TO PARTICIPATE SHOULD CALL
1-800-427-6791.
To listen to the replay, please dial 1-877-289-8525 (code: 212543).

Haemacure Corporation is a Canadian company specializing in the development and commercialization of innovative biological adhesives, biomaterials and surgical devices for the acute surgical wound care market. It also operates sales and marketing, clinical and regulatory offices in Sarasota, Florida through a wholly-owned subsidiary. The Corporation is traded under stock symbol TSX:HAE on the Toronto Stock Exchange and is a reporting company with the U.S. Securities Exchange Commission.

All dollar amounts set forth in this press release are in Canadian dollars, except where otherwise stated.

Statements contained in this press release that are not historical facts are forward-looking statements that are made pursuant to the safe harbour provisions of the Private Securities and Litigation Reform Act of 1995 (United States). In addition, words such as "believes", "anticipates", "expects" and similar expressions are intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties or other factors that may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause such a difference include, but are not limited to, acceptance of the Company's products by medical professionals, the ability of the Company to continue to develop products, the completion of the BPL manufacturing facility, the effect of competition and any other risks described from time to time in the Company's filings with the U.S. Securities and Exchange Commission. Forward-looking statements in this release represent the Company's judgment as of the date of this release. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

                                     - 30 -

For More Information:

Haemacure Corporation
Marc Paquin, President and CEO
Wayne G. Johnson, Executive Vice President and COO
James Roberts, Vice-President, Finance and Administration and CFO
Tel: 941-364-3700; www.haemacure.com

Renmark Financial Communications Inc.
Barry Mire: bmire@renmarkfinancial.com;
Media - Dominic Sicotte: dsicotte@renmarkfinancial.com
Tel: 514-939-3989; www.renmarkfinancial.com